

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

VIA U.S. MAIL AND FAX (610)644-4129

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

  Re: Liberty Property Limited Partnership
     Form 10-KSB for the year ended December 31, 2009
     File No. 001-13132

Dear Mr. Alburger:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Kevin Woody
        Accounting Branch Chief